                                                                       EXHIBIT 7

                       GRUPO IUSACELL CELULAR S.A. DE C.V.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 (THOUSANDS OF CONSTANT DECEMBER 31, 2000 PESOS)


                                    1996             1997           1998            1999               2000
                                    ----             ----           ----            ----               ----
Adjusted earnings (A)              183,748        (1,003,823)     (1,178,786)      889,948             74,609

Total fixed charges (B)            689,746           449,962       1,300,585       343,081            518,957

Earnings less fixed charges       (505,998)       (1,453,785)     (2,479,372)      546,867           (444,348)

Ratio (A)/(B)                       0.2664                 0               0        2.5940             0.1438






                                      E-122